UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

API Technologies Corp.

(Exact name of registrant as specified in its charter)

Commission File No.: 000-29429

Delaware	98-0200798
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o One North Wacker Drive, Suite 4400 Chicago, IL	60606
(Address of principal executive offices)	(Zip code)

(312) 214-4864

(Registrant’s telephone number, including area code)

With copies to:

Leslie J. Weiss, Esq. Barnes & Thornburg LLP One North Wacker Drive, Suite 4400 Chicago, Illinois 60606	Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304

API TECHNOLOGIES CORP.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE OF COMPOSITION OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF

API TECHNOLOGIES CORP.

January 24, 2011

This Information Statement is being furnished to holders of record of the common stock of API Technologies Corp., Inc. (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is dated January 24, 2011 and is being mailed on or about January 25, 2011, by the Company to the holders of record of shares of its common stock and exchangeable shares as of the close of business on January 14, 2011, which we refer to as the record date.

THE MERGER

You are receiving this Information Statement as a stockholder of the Company to inform you of an anticipated change in the majority of the Board effected pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated January 9, 2011 with Vintage Albany Acquisition, LLC, a Delaware limited liability company (“Parent”), and API Merger Sub, Inc., a New York corporation (“Sub”), pursuant to which the Company is expected to acquire SenDEC Corp., a New York corporation (“SenDEC”) through the merger of Sub with and into SenDEC (the “Merger”). Under the Merger Agreement, on January 21, 2011 (the “Closing Date”), the Company issued a total of 22 million shares of the common stock of the Company to Parent as consideration of the acquisition of SenDEC. A description of the Merger Agreement is included in the Company’s Current Report on Form 8-K that was filed with the Securities and Exchange Commission on January 11, 2011.

On the Closing Date, Phillip DeZwirek, Jonathan Pollack, Claudio Mannarino and Jason DeZwirek resigned from their positions as the Company’s Chairman and CEO (Mr. Phillip DeZwirek), Executive Vice President (Mr. Pollack), Chief Financial Officer and Vice President Finance (Mr. Mannarino), and Secretary (Mr. Jason DeZwirek). Mr. Mannarino is expected to continue with the Company as Senior Vice President of Finance, API Defense USA, Inc.

Pursuant to the Merger Agreement, as of the Closing Date, each of Phillip DeZwirek, Jason DeZwirek, Jonathan Pollack, Arthur Cape and Bernard Kraft resigned from the Board; Donald A. Wright and Eric M. Goldberg remained on the Board; and Brian R. Kahn and Melvin L. Keating were appointed to the Board to fill two of the vacancies caused by such resignations. Immediately following the Merger, we had a Board of Directors comprised of four directors, two of whom were Board members prior to the Closing Date, and two of whom were appointed in connection with the Merger.

In addition, the Company agreed to file with the Securities and Exchange Commission, and distribute to its stockholders, this Information Statement disclosing the Company’s intention to appoint as directors after the requisite ten (10) day waiting period has elapsed under Section 14(f) of the Exchange Act (such date shall be referred to herein as the “Change of Control Date”), Kenton W. Fiske, Kenneth J. Krieg, and Matthew E. Avril.

Following the appointment of Messrs. Fiske, Krieg, and Avril to the Board, the Board will consist of seven members, five of whom will have been appointed pursuant to the Merger. Information about each of the new directors is set forth below.

On the Closing Date the Board also appointed:

•	Brian R. Kahn as the Chairman of the Board and Chief Executive Officer of the Company; and

•	Andrew Laurence as Vice President Finance and Chief Accounting Officer.

More information about each of these persons is also included below.

No action is required by our stockholders in connection with this Information Statement. Approval of the Company’s shareholders is not required under any applicable provision of the General Corporation Law of Delaware, or any other applicable law or the Company’s Articles of Incorporation or Bylaws, for the completion of the Merger, for the issuance of the shares to Parent, or for the change in the Board composition. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF CERTAIN DIRECTORS WHICH WILL RESULT IN THE CHANGE OF MORE THAN A MAJORITY OF THE MEMBERS OF THE BOARD WITHOUT STOCKHOLDER APPROVAL. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

FORWARD LOOKING STATEMENTS

All descriptions of the Merger, anticipated consequences and anticipated related events and transactions set forth in this Information Statement are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause actions contemplated in the future not to be completed or may cause the actual terms and consequences to be materially different from those anticipated in the descriptions in this Information Statement. Actual results or developments may differ materially from those, express or implied, in these forward-looking statements. Various factors may cause differences between current expectations and actual results or developments, including risks and uncertainties associated with the Merger. Additional factors that may cause the Company’s actual results or developments to differ materially from those expressed or implied in the forward-looking statements in this Information Statement are discussed in the Company’s filings with the Securities and Exchange Commission (“SEC”), including the “Risk Factors” sections of the Company’s periodic reports on Form 10-K and Form 10-Q filed with the SEC. Copies of the Company’s filings with the SEC may be obtained at www.sec.gov.

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

VOTING SECURITIES

The Company is authorized to issue 100,000,000 shares of common stock, par value of $0.001 per share, of which 8,201,003 were issued and outstanding on the record date. This number does not give effect to the issuance of the 22 million shares of common stock to Parent. In addition, there were 584,631 exchangeable shares (“Exchangeable Shares”) of our special purpose subsidiary, API Nanotronics Sub, Inc., which we refer to as API Sub, other than those held by our subsidiaries, issued and outstanding as of the record date. We had no class or series of voting stock outstanding other than the common stock and Exchangeable Shares. Each share of our common stock and Exchangeable Shares, other than those held by our subsidiary, is entitled to cast one vote on each matter with respect to which stockholders may have the right to vote.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

Pre-Closing Date. As of the record date there were 8,201,003 shares of our common stock issued and outstanding and 584,631 shares of our Exchangeable Shares issued and outstanding. The table below sets forth the number and percentage of shares of our common stock owned as of the record date (prior to the Merger), by the following persons: (i) stockholders known to us who own 5% or more of our outstanding shares, (ii) each of our executive officers and directors, and (iii) our executive officers and directors as a group. On December 28, 2010, the Company effected a 1 for 4 reverse stock split. The numbers in this Information Statement reflect such reverse stock split.

Name and Address of Beneficial Owner	Number of Our Shares of Common Stock Beneficially Owned(1)	Percentage of Our Shares of Common Stock Beneficially Owned(2)(3)
Jason DeZwirek(4) 2300 Yonge Street, Suite 1710 Toronto, Ontario Canada M4P 1E4	2,126,217	22.0%

Phillip DeZwirek(5) 2300 Yonge Street, Suite 1710 Toronto, Ontario Canada M4P 1E4	1,855,342	19.8%

Icarus Investment Corp., an Ontario corporation(6) 2300 Yonge Street, Suite 1710 Toronto, Ontario Canada M4P 1E4	956,449	10.5%

Stephen Pudles(7) 2200 Smithtown Avenue Ronkonkoma, NY 11779	237,497	2.6%

Martin Moskovits(8) 1431 Portesuello Ave. Santa Barbara, CA 93105	8,334	*

Jonathan Pollack(9) 2300 Yonge Street, Suite 1710 Toronto, Ontario Canada M4P 1E4	114,101	*

Donald A. Wright(10) 1333 Camino Del Rio South, Suite 300 San Diego, CA 92108	34,967	*

Claudio Mannarino(11) 360 Terry Fox Drive Kanata, Ontario Canada K2K 2P5	30,566	*

Arthur Cape(12) 4832 Melrose Avenue Montreal, Quebec Canada H3X 3P5	2,584	*

Bernard Kraft(13) 1166 Bay Street Toronto, Canada M5S 2X8	6,697	*

Eric M. Goldberg 101 Freeport Road Pittsburg, PA 15215	7,500	*

All Officers and Directors as a group (9 persons)	3,263,188	32.0%

Non-affiliated 5% stockholders

Goodman & Company, Investment Counsel Ltd.(14) One Adelaide Street East, 29th Floor Toronto, Ontario, Canada, M5C 2V9	500,000	5.7%

Harvey Sandler Revocable Trust(15) c/o Sandler Enterprises, Inc. 21170 N. E. 22nd Court North Miami Beach, FL 33180	526,510	5.9%

GMP Diversified Alpha Master Fund Ltd.(16) 145 King Street West, Suite 300 Toronto, Ontario, Canada M5H 1J8	631,509	6.9%

*	Does not exceed 1%.

(1)	All shares are owned directly and beneficially by the stockholder indicated and such stockholder has sole voting, investment and dispositive power, unless otherwise indicated. Includes both our common stock and Exchangeable Shares of API Sub convertible into our common stock. Does not include Exchangeable Shares owned by us or our subsidiaries.
(2)	Computed by dividing the number of shares beneficially held by each stockholder, including his Exchangeable Shares and shares of common stock underlying options, warrants and convertible debt exercisable within 60 days, by the sum of (i) the total number of issued and outstanding shares of our common stock, plus (ii) the total number of issued and outstanding Exchangeable Shares (other than Exchangeable Shares owned by us and our subsidiaries) plus (iii) shares of common stock underlying such stockholder’s options, warrants and convertible debt exercisable within 60 days. Excluded are API Electronics Group, Inc. common shares convertible into our common stock or Exchangeable Shares pursuant to the Plan of Arrangement that we entered into with API Electronics Group, Inc.
(3)	For purpose of this calculation, Exchangeable Shares are treated as the same as our common shares.
(4)	Mr. Jason DeZwirek directly holds 229,167 Exchangeable Shares and 201,828 shares of our common stock. Also includes 220,320 shares of our common stock underlying warrants exercisable within 60 days held of record by Jason DeZwirek and 233,334 shares of common stock into which a note held by him directly is convertible. Includes 89,286 shares of our common stock underlying warrants held by the DAJJ Family Trust, of which Mr. Jason DeZwirek has voting, dispositive and investment control. Includes 599,522 shares of our common stock held directly by Icarus Investment Corp., an Ontario corporation (“Icarus Ontario”) and 195,834 shares held directly by Icarus Investment Corp., a Delaware corporation (“Icarus Delaware”). Also includes 233,334 shares of common stock into which a note held by Icarus Ontario is convertible and 123,594 shares underlying warrants held by Icarus Ontario. Mr. Jason DeZwirek and Mr. Phillip DeZwirek share voting, dispositive and investment control of the shares beneficially owned by Icarus Delaware and Icarus Ontario. The beneficial ownership of such Icarus Ontario and Icarus Delaware shares is attributable to each of Mr. Jason DeZwirek and Mr. Phillip DeZwirek for purposes of this table.
(5)	Mr. Phillip DeZwirek directly holds 287,500 Exchangeable Shares and 178,058 shares of our common stock. Includes 16,667 shares owned by Mr. Phillip DeZwirek’s spouse and 12,500 held in a retirement account as to which he disclaims beneficial ownership. Also includes 208,334 shares of our common stock underlying warrants exercisable within 60 days held of record by Phillip DeZwirek, 233,334 shares of common stock into which a note held by Icarus Ontario is convertible and 123,594 shares underlying warrants held by Icarus Ontario. Also includes 599,522 shares of our common stock held by Icarus Ontario and 195,834 shares of our common stock held by Icarus Delaware. Mr. Jason DeZwirek and Mr. Phillip DeZwirek share voting, dispositive and investment control of the shares beneficially owned by Icarus Delaware and Icarus Ontario. The beneficial ownership of such Icarus Ontario and Icarus Delaware shares is attributable to each of Mr. Jason DeZwirek and Mr. Phillip DeZwirek for purposes of this table.
(6)	Includes 233,334 shares of common stock into which a note held by Icarus Ontario is convertible and 123,594 shares underlying warrants held by Icarus Ontario. Mr. Phillip DeZwirek and Mr. Jason DeZwirek share voting, investment and dispositive power with respect to these shares, and all of such shares are attributed to each of Mr. Phillip DeZwirek and Mr. Jason DeZwirek in this table.
(7)	Includes options to purchase 199,698 shares of common stock and warrants to purchase 4,465 shares of common stock.
(8)	Dr. Moscovits resigned as Chief Technology Officer effective April 2, 2010. Includes options to purchase 8,334 shares of common stock.
(9)	Includes options to purchase 47,917 shares of common stock and 20,834 Exchangeable Shares. Also includes 16,667 shares of common stock into which a note held by Mr. Pollack is convertible and warrants to purchase 856 shares of common stock. Also includes 11,161 shares underlying warrants held by the Maxchar Family Trust, of which Mr. Pollack has voting, investment and dispositive control.
(10)	Includes options to purchase 2,584 shares of common stock and warrants to purchase 4,465 shares of common stock. Mr. Wright shares voting and investment power on 17,709 shares of common stock with his spouse.

(11)	Includes options to purchase 15,000 shares of common stock and warrants to purchase 2,233 shares of common stock.
(12)	Includes options to purchase 2,584 shares of common stock.
(13)	Includes 6,697 shares underlying warrants.
(14)	This information was obtained from a Schedule 13G filed with the Securities and Exchange Commission on January 12, 2009.
(15)	Includes 89,286 shares of our common stock underlying warrants held by the Harvey Sandler Revocable Trust. This information was obtained from a Schedule 13G filed with the Securities and Exchange Commission on May 14, 2010 and from our records. According to the Schedule 13G/A, Harvey Sandler, as the sole trustee of the trust, is deemed to have sole voting and dispositive control over all of these shares.
(16)	Includes 333,333 shares of stock into which a note may be converted and warrants to purchase 17,123 shares of common stock. According to a 13G filed February 5, 2010, GMP Investment Management L.P. (“GMP Investment”) is the manager and investment adviser of the GMP Diversified Alpha Master Fund, Ltd. (the “Master Fund”), GMP Diversified Alpha Master Fund, Ltd. Star Trust (“Star Trust”) holds all of the voting shares of the Master Fund, and the Master Fund, GMP Investment and the Star Trust share voting and dispositive control over these shares.

Post-Closing Date. The table below sets forth the number and percentage of shares of our common stock owned immediately after the Change of Control Date with 30,201,003 shares of common stock and 584,631 Exchangeable Shares issued and outstanding, by the following persons: (i) each of our executive officers and directors following the Merger, (ii) our executive officers and directors as a group following the Merger, and (iii) stockholders known to us who would own 5% or more of our outstanding shares following the Merger. Unless otherwise indicated, the address for the executive officers and directors is the executive office of the Company.

Name and Address of Beneficial Owner	Number of Our Shares of Common Stock Beneficially Owned(1)	Percentage of Our Shares of Common Stock Beneficially Owned(2)(3)
Brian Kahn(4)(9)	22,000,000	71.5%

Andrew Laurence(5)(9)	22,000,000	71.5%

Kenton W. Fiske(6)	147,000	*

Melvin L. Keating	0	*

Kenneth J. Krieg	0	*

Matthew E. Avril	0

Donald A. Wright(7) 1333 Camino Del Rio South, Suite 300 San Diego, CA 92108	34,967	*

Eric M. Goldberg 101 Freeport Road Pittsburg, PA 15215	7,500	*

Stephen Pudles(8) 2200 Smithtown Avenue Ronkonkoma, NY 11779	281,261	*

All Officers and Directors as a group (9 persons)	22,470,728	72.1%

5% stockholders
Vintage Albany Acquisition, LLC(9) 4705 S. Apopka Vineland Rd. Suite 210 Orlando, FL 32819	22,000,000	71.5%

Jason DeZwirek(10) 2300 Yonge Street, Suite 1710 Toronto, Ontario Canada M4P 1E4	2,126,217	6.7%

Phillip DeZwirek(11) 2300 Yonge Street, Suite 1710 Toronto, Ontario Canada M4P 1E4	1,855,342	5.9%

*	Does not exceed 1%.
(1)	All shares are owned directly and beneficially by the stockholder indicated and such stockholder has sole voting, investment and dispositive power, unless otherwise indicated. Includes both our common stock and Exchangeable Shares of API Sub convertible into our common stock. Does not include Exchangeable Shares owned by us or our subsidiaries.
(2)

Computed by dividing the number of shares beneficially held by each stockholder, including shares of common stock underlying options, warrants and convertible debt exercisable within 60 days, by the sum of (i) the total number of issued and outstanding shares of our common stock, plus (ii) the total number of issued and outstanding Exchangeable Shares (other than Exchangeable Shares owned by us and our subsidiaries) plus (iii) shares of common stock underlying such stockholder’s options, warrants and convertible debt exercisable within 60 days. Excluded are API Electronics Group, Inc. common shares convertible into our common stock or Exchangeable Shares pursuant to the Plan of Arrangement that we entered into with API Electronics Group, Inc.

(3)	For purpose of this calculation, Exchangeable Shares are treated as the same as our common shares.
(4)	Mr. Kahn shares voting control and dispositive control of all of the 22 million shares.
(5)	Mr. Laurence shares voting control and dispositive control of all of the 22 million shares.
(6)	Represents options issued on the Closing Date.
(7)	Includes options to purchase 2,584 shares of common stock and warrants to purchase 4,465 shares of common stock. Mr. Wright shares voting and investment power on 17,709 shares of common stock with his spouse.
(8)	Includes options to purchase 243,462 shares of common stock and warrants to purchase 4,465 shares of common stock.
(9)	Vintage Albany Acquisition, LLC, Vintage Albany Partners LP, Vintage Albany Partners LLC, Vintage Capital Management, LLC, Brian R. Kahn and Andrew Laurence have shared voting power and shared dispositive power with respect to all 22 million shares.
(10)	It is expected that Mr. Jason DeZwirek will resign as a director and officer of the Company as of the Closing Date. Mr. Jason DeZwirek directly holds 229,167 Exchangeable Shares and 201,828 shares of our common stock. Also includes 220,320 shares of our common stock underlying warrants exercisable within 60 days held of record by Jason DeZwirek and 233,334 shares of common stock into which a note held by him directly is convertible. Includes 89,286 shares of our common stock underlying warrants held by the DAJJ Family Trust, of which Mr. Jason DeZwirek has voting, dispositive and investment control. Includes 599,522 shares of our common stock held directly by Icarus Investment Corp., an Ontario corporation (“Icarus Ontario”) and 195,834 shares held directly by Icarus Investment Corp., a Delaware corporation (“Icarus Delaware”). Also includes 233,334 shares of common stock into which a note held by Icarus Ontario is convertible and 123,594 shares underlying warrants held by Icarus Ontario. Mr. Jason DeZwirek and Mr. Phillip DeZwirek share voting, dispositive and investment control of the shares beneficially owned by Icarus Delaware and Icarus Ontario. The beneficial ownership of such Icarus Ontario and Icarus Delaware shares is attributable to each of Mr. Jason DeZwirek and Mr. Phillip DeZwirek for purposes of this table.
(11)	It is expected that Mr. Phillip DeZwirek will resign as a director and officer of the Company as of the Closing Date. Mr. Phillip DeZwirek directly holds 287,500 Exchangeable Shares and 178,058 shares of our common stock. Includes 16,667 shares owned by Mr. Phillip DeZwirek’s spouse and 12,500 held in a retirement account as to which he disclaims beneficial ownership. Also includes 208,334 shares of our common stock underlying warrants exercisable within 60 days held of record by Phillip DeZwirek, 233,334 shares of common stock into which a note held by Icarus Ontario is convertible and 123,594 shares underlying warrants held by Icarus Ontario. Also includes 599,522 shares of our common stock held by Icarus Ontario and 195,834 shares of our common stock held by Icarus Delaware. Mr. Jason DeZwirek and Mr. Phillip DeZwirek share voting, dispositive and investment control of the shares beneficially owned by Icarus Delaware and Icarus Ontario. The beneficial ownership of such Icarus Ontario and Icarus Delaware shares is attributable to each of Mr. Jason DeZwirek and Mr. Phillip DeZwirek for purposes of this table.

CHANGE OF CONTROL

There has been no change in control of the Company since the beginning of its last fiscal year until the Closing Date. As a result of the completion of the Merger, a change in control of the Company occurred, as described in more detail above under “Merger.” Pursuant to the Merger, as of the Closing Date, each of Messrs. Phillip DeZwirek, Jason DeZwirek, Pollack, Cape and Kraft resigned from the Board; Donald A. Wright and Eric M. Goldberg remained on the Board; and Brian R. Kahn and Melvin L. Keating were appointed to the Board to fill two of the vacancies caused by such resignations. As of the Closing Date, we therefore had a Board of Directors comprised of four directors, two of whom were Board members prior to the Closing Date, and two of whom were appointed in connection with the Merger.

In addition, as of the Change of Control Date, it is expected that the appointments of Kenton W. Fiske, Kenneth J. Krieg, and Matthew E. Avril to the Board will be effective. Following the appointment of Messrs. Fiske, Krieg, and Avril to the Board, the Board will consist of seven members, five of whom will have been appointed pursuant to the Merger. Information about each of the new directors is set forth below.

CHANGES TO THE BOARD OF DIRECTORS

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Pursuant to the Merger, as of the Closing Date, each of Messrs. Phillip DeZwirek, Jason DeZwirek, Pollack, Cape and Kraft resigned from the Board; Donald A. Wright and Eric M. Goldberg remained on the Board; and Brian R. Kahn and Melvin L. Keating were appointed to the Board to fill two of the vacancies caused by such resignations. Mr. Kraft served on the Audit Committee and Compensation Committee prior to the Closing Date. Mr. Cape served on the Audit Committee prior to the Closing Date. Mr. Keating was appointed to the Audit Committee and Compensation Committee as of the Closing Date. As of the Closing Date, we therefore had a Board of Directors comprised of four directors, two of whom were Board members prior to the Closing Date, and two of whom were appointed in connection with the Merger.

In addition, as of the Change of Control Date, it is expected that the appointments of Kenton W. Fiske, Kenneth J. Krieg, and Matthew E. Avril to the Board will be effective. Following the appointment of Messrs. Fiske, Krieg, and Avril to the Board, the Board will consist of seven members, five of whom will have been appointed pursuant to the Merger. Information about each of the new directors is set forth below.

As a result, following the Change of Control Date, the following table sets forth information regarding the anticipated members of the Company’s Board of Directors and its executive officers:

Name	Age	Position(s)
Brian R. Kahn	37	Chairman and Chief Executive Officer
Kenton W. Fiske	69	Director, Chief Executive Officer of SenDEC
Melvin L. Keating	64	Director
Kenneth J. Krieg	49	Director
Matthew E. Avril	50	Director
Donald A. Wright	73	Director
Eric M. Goldberg	41	Director
Andrew Laurence	36	Vice President Finance and Chief Accounting Officer
Stephen Pudles	51	Chief Executive Officer of API Defense USA, Inc.

Brian R. Kahn founded and has served as the investment manager of Vintage Capital Management, LLC (“Vintage”), and its predecessor, Kahn Capital Management, LLC (“KCM”) since 1998. Vintage focuses on public and private market investments in consumer, manufacturing and defense industries. Additionally, he serves as director of Integral Systems, Inc. (NASDAQ:ISYS) where he serves on the Nominating and Governance, Strategic Growth and Special Litigation committees. Mr. Kahn is the former Chairman of the Board of Directors of White Electronic Designs Corporation, where he served on the governance, compensation and strategic initiatives committees. Mr. Kahn graduated cum laude and holds a Bachelor of Arts degree in Economics from Harvard University.

As founder of Vintage and KCM, Mr. Kahn brings to the Board business leadership experience and significant investment banking and management skills, including in the defense industry. He also has corporate governance experience, as former Chairman of the Board of Directors of White Electronic Designs Corporation. In addition, as our Chief Executive Officer, he will be able to provide the Board with valuable insight on the day-to-day operations of the Company and any current issues it may face.

Kenton W. Fiske is Chief Executive Officer of SenDEC, a wholly owned subsidiary of the Company. He directs all operations of SenDEC. He founded SenDEC in 1972 as a custom electronics design firm, serving the electronics design needs of Xerox, Kodak, and other leading manufacturers in Upstate New York. In 1978, he added PCB production and subassembly to the company’s capabilities. Prior to launching SenDEC, Mr. Fiske worked for Xerox Corporation as an engineer, technical specialist, and engineering manager engaged in the design and development of new copier and duplicator products. He supervised the engineering of hardware and software designs of control systems and applications of custom, large-scale integrated circuits, keyboards and display technologies for advanced Xerox copier products. He implemented the first microprocessor used in a Xerox Copier/Duplicator. Mr. Fiske graduated from the University of Illinois in 1966 with a BS in Electrical Engineering. He completed advanced studies at both the University of Rochester and the Rochester Institute of Technology. Mr. Fiske is the inventor or co-inventor of 8 U.S. and foreign patents.

As CEO of SenDEC, a significant subsidiary of the Company, Mr. Fiske will bring to the Board a thorough understanding of SenDEC’s operations.

Melvin L. Keating served as the President and Chief Executive Officer of Alliance Semiconductor Corp., a worldwide manufacturer and seller of semiconductors, from December 2005 to September 2008 and a Special Consultant to Alliance from October 2005 to December 2005. From April 2004 to September 2005, he served as Executive Vice President, Chief Financial Officer and Treasurer of Quovadx Inc., a healthcare software company. He is currently: a director of Red Lion Hotels Corp., serving on its audit committee; a director of Bitstream Inc., serving on its audit committee and special committee for strategic alternatives; a director of Integral Systems, Inc., serving on its audit and compensation committees; and a director of Crown Crafts, Inc., where he serves on the compensation and capital committees. He recently served as a director of the following public companies: Aspect Medical Systems, Inc. (compensation committee and special committee for acquisitions/divestitures); White Electronic Designs Corporation (audit committee, strategic committee and operations committee); Price Legacy Corp. (Chair of audit committee); LCC International Inc. (audit committee); Infologix Corp. (Chair of audit committee, special committee); Integrated Silicon Solutions Inc. (Chair of audit committee); Tower Semiconductor (audit committee); Plymouth Rubber Company (Chair of audit committee, compensation committee); and Kitty Hawk, Inc. Mr. Keating holds a B.A. degree in History of Art from Rutgers University, and both an M.S. in Accounting and an M.B.A. in Finance from the Wharton School at the University of Pennsylvania.

Mr. Keating will bring extensive business leadership skills and experience to the Board, having served as president and Chief Executive Officer of a worldwide manufacturer and seller of semiconductors and in various other business leadership positions. Mr. Keating also has considerable corporate governance experience from serving on the board of directors, audit committee and compensation committee of numerous companies. This experience provides Mr. Keating with insight into board operations, including emerging trends and best practices. Mr. Keating also has audit and finance experience as a result of his degrees in accounting and finance, experience working as a chief financial officer and service on other public company audit committees.

Kenneth J. Krieg. The Honorable Kenneth J. Krieg heads McLean, VA-based Samford Global Strategies, a consulting practice focused on helping clients lead and manage through periods of strategic change. He also serves on the board of directors of several private companies, is an Executive in Residence at Renaissance Strategic Advisors and is a Distinguished Fellow at the Center for Naval Analyses. Previously, he served as the Undersecretary of Defense for Acquisition, Technology and Logistics (“USD (AT&L)”) from 2005 to 2007, with overall responsibility for the Department of Defense’s (the “DoD”) procurement, research and development, and other major functions. Prior to his appointment as USD(AT&L), he served as Special Assistant to the Secretary of Defense and Director of Program Analysis & Evaluation, leading an organization that advises the Secretary of

Defense on defense systems, programs and investment alternatives. Before joining the DoD, he was Vice President and General Manager of the Office and Consumer Papers Division of International Paper Company. Mr. Krieg also recently served as a director of White Electronic Designs Corporation. Mr. Krieg holds a Bachelor of Arts degree in history from Davidson College and a Master’s degree in Public Policy from the Kennedy School of Government at Harvard University.

Mr. Krieg’s extensive experience with defense systems and the DoD along with his strategic planning experience will be valuable to the Board.

Matthew E. Avril has been President, Hotel Group for Starwood Hotels & Resorts Worldwide, Inc. since September 2008. Mr. Avril is responsible for hotel operations worldwide for Starwood’s nine hotel brands, consisting of 960 properties in more than 97 countries. Mr. Avril also oversees Starwood’s global sales organization. Mr. Avril has over 20 years experience in the hospitality and vacation ownership industry, serving most recently as President and Managing Director of Operations for Starwood Vacation Ownership (SVO), a division of Starwood Hotels & Resorts Worldwide from 2002 to 2008. There he oversaw Sales & Marketing, Resort Operations, Finance, Legal Affairs, Homeowner Association Management and Human Resources functions. Mr. Avril graduated in 1982 with honors from the University of Miami and is a Certified Public Accountant.

Mr. Avril will bring valuable operational and finance experience to the Board.

Donald A. Wright became a director of ours on February 15, 2006. Mr. Wright has also been a member of the Audit Committee since March 9, 2006 and the Compensation Committee since its formation on June 20, 2007. Mr. Wright has been a principal of and real estate broker with The Phillips Group in San Diego, California, a company which is a real estate developer and apartment building syndicator, since 1992. Since September 2010, Mr. Wright has served as Associate Broker and Vice President of Syndication of SD Homes, a real estate brokerage firm and syndicator of apartment buildings in San Diego. From January 2005 through July 2007, he was an associate real estate broker with One Source Realty GMAC in San Diego California, and from July 2007 through September 2010, was an associate real estate broker with Coldwell Banker Residential Brokerage. Mr. Wright has been a director of CECO Environmental Corp. (“CECO”) (NASDAQ: CECE), a provider of air pollution control products, since February 20, 1998. Mr. Wright has also been a member of the Audit Committee of CECO since February 20, 1998 and has been a member of CECO’s Compensation Committee since December 1, 2005.

Having served on our Board since February 2006, Mr. Wright has a wide breadth of knowledge concerning issues affecting the Company. Mr. Wright also has additional experience as a public company director, including serving on Audit Committees.

Eric M. Goldberg became a director on October 7, 2010. Since 1996, he served as the President of All American Events & Tours in Pittsburgh, Pennsylvania, a sports incentive company, specializing in providing unique and customized experiences for retail and corporate clients. Mr. Goldberg has also been a principal of GKK Capital, a commercial real estate development company since July 3, 2007. From 1996 to 1999, Mr. Goldberg was General Counsel for Native American Nations, a company focusing on developing business strategies for Native American Tribes throughout the country. Mr. Goldberg received a Bachelor of Science in Management from the Tulane University A. B. Freeman School of Business and a Juris Doctorate Degree from the University of Miami School of Law. Mr. Goldberg is a member of the Florida Bar.

Mr. Goldberg brings 15 years of sales, marketing, operations and strategic planning expertise to the Board, which will assist the Board as we continue to expend our business. He also brings valuable legal background to the board.

Andrew Laurence is a partner of Vintage, where he is responsible for transaction sourcing, due diligence and execution. From January 2009 to January 2010, Mr. Laurence was previously a Partner at Coral Reef Capital

Partners, a merchant banking firm making control and structured equity investments in U.S. lower-middle market companies and providing strategic mergers and acquisition and capital raising advisory services. Prior to Coral Reef, from March 2006 to January 2009, Mr. Laurence was the Managing Partner of Causeway Partners, a Boston-based private equity group making control and structured equity investments in U.S. lower-middle market companies. Mr. Laurence graduated cum laude and holds a Bachelor of Arts degree in Economics from Harvard University.

Stephen Pudles served as our Chief Executive Officer from April 22, 2008 until September 13, 2010, and as a director from November 6, 2008 until September 13, 2010. He has served as Chief Executive Officer of API Defense USA, Inc. since December 9, 2009. He also serves as a director and as an executive officer of our other current operating subsidiaries. He brings more than 25 years of electronics industry experience to the Company. From 2000 until joining the Company, Mr. Pudles was employed by OnCore Manufacturing Services LLC (formerly known as Nu Visions Manufacturing LLC) (“OnCore”), where he served as President and CEO from 2002 to 2007, Executive Vice President from 2007 until joining the Company, and Vice President from 2000 to 2001. Previously he has held senior management positions with Tanon Manufacturing, Electronic Associates, IEC and Restor Industries. He has been a member of IPC’s Electronics Manufacturing Services Industry (EMSI) Council since 1988 and currently serves as Vice Chairman of the IPC Board of Directors. Mr. Pudles has a Masters of Science in management and a Bachelor of Engineering from Stevens Institute of Technology in Hoboken, New Jersey.

Family Relationships

Mr. Phillip DeZwirek is the father of Jason DeZwirek. Except for that relationship, there is no family relationship among any of our pre-Merger or post-Merger executive officers and directors.

Involvement in Certain Legal Proceedings

There have been no events during the past ten years under any bankruptcy act, no criminal proceedings, and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, including the incoming directors and officers, promoter or control person of the Company.

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, including the incoming directors and officers, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or has a material interest adverse to the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and persons beneficially owning more than ten percent of a class of our equity securities to file certain reports of beneficial ownership and changes in beneficial ownership with the Securities and Exchange Commission. Based solely on our review of Section 16(a) reports and any written representations made to us, the Company believes that all such required filings for its 2010 fiscal year were made in a timely manner.

EXECUTIVE COMPENSATION

Summary Compensation Table for Fiscal Year 2010 and 2009

The following table summarizes the total compensation paid to or earned by each named executive officer for the fiscal years ended May 31, 2010 and May 31, 2009.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards(1) ($)		All Other Compensation ($)		Total ($)
Stephen Pudles(2) Former Chief Executive Officer (PEO)	2010	284,615	162,500	712,296		17,050	(3)	1,176,461
	2009	265,000	132,500	—		4,397		401,897

Jonathan Pollack(4) Executive Vice President	2010	176,178	100,000	786,500		6,250		1,068,928
	2009	—	—	—		25,000		25,000

Claudio Mannarino Chief Financial Officer	2010	166,346	50,000	286,000		2,143	(5)	504,489
	2009	115,192	30,000	—		2,271		147,463

Martin Moskovits(6) Former Chief Technology Officer	2010	324,519	—	49,365	(7)	101,875	(8)	475,759
	2009	375,000	200,000	—		3,647		398,647

(1)	Represents the aggregate grant date fair value of stock awards calculated in accordance with FASB ASC Topic 718. See Note 17 to our consolidated financial statements for the year ended May 31, 2010 included in our Annual Report on Form 10-K for 2010 for the relevant assumptions used to determine the valuation of our option awards.
(2)	Mr. Pudles served as Chief Executive Office of the Company from April 22, 2008 until September 13, 2010 and currently serves as Chief Executive Officer of API Defense USA, Inc.
(3)	Includes 401(k) contribution and car allowance.
(4)	Mr. Pollack became Executive Vice President on September 4, 2009. He has served as a director since June 2007. The compensation amounts listed in the column Option Awards and the amounts listed in the column All Other Compensation represent options and director fees Mr. Pollack received for his services as a director. Mr. Pollack performs his services as Executive Vice President pursuant to a Consulting Agreement between the Company and JMP Fam Holdings Inc., and the amount listed under Salary is the amount of the consulting fees paid under Consulting Agreement. The amounts paid under the Consulting Agreement are paid in Canadian dollars. The rate and methodology in converting the amounts paid to U.S. currency is determined by using the average conversion rate during the fiscal year reported.
(5)	Includes car allowance.
(6)	Dr. Moskovits resigned as Chief Technology Officer effective April 2, 2010.
(7)	The expiration date of options for 200,000 shares of common stock held by Dr. Moskovits was extended by three months. The amount in this column represents the incremental fair value, computed as of the modification date of his options in accordance with FASB ASC Topic 718, with respect to the modified awards.
(8)	Includes $100,000 in severance fees and car allowance.

Narrative Disclosure to Summary Compensation Table

Stephen Pudles

Mr. Pudles assumed the position of our Chief Executive Officer in April 2008. He resigned as Chief Executive Officer and director on September 13, 2010. He continues to serve as Chief Executive Officer of API Defense USA. In connection with his resignation, his employment agreement (“Old Agreement”) with the Company was terminated and he entered into a new employment agreement (“New Agreement”) with API Defense USA dated September 13, 2010. The substantive terms of the New Agreement generally preserve the terms and conditions of Mr. Pudles’ employment agreement with API. The Old Agreement provided for a base salary of $265,000, with potential increases. Effective February 1, 2010, the Compensation Committee increased his base salary to $325,000. His Old Agreement provided for an annual bonus equal to 50% of his base salary based on achievement of annual EBITDA targets and other performance targets, as determined by the Board of Directors in consultation with Mr. Pudles. The performance targets for fiscal year 2010 were not established, however, the Compensation Committee determined, in its discretion, that due to Mr. Pudles’ performance, he was entitled to a $162,500 cash bonus, an amount equal to 50% of his current base salary.

Under the New Agreement, Mr. Pudles’ base salary is $325,000. His annual bonus will be 50% of Mr. Pudles’ base salary based on API Defense USA and its subsidiaries and Mr. Pudles achieving certain performance milestones as established by the Board of Directors of API Defense USA. Either API Defense USA or Mr. Pudles may terminate the New Agreement at any time without cause, although Mr. Pudles must give 60 days notice of such termination. If API Defense USA terminates Mr. Pudles without cause (i) prior to April 22, 2012, he will receive twelve months salary as severance pay and (ii) on or after April 22, 2012, he will receive eighteen months salary as severance pay.

Mr. Pudles is subject to a non-compete under his New Agreement, which will survive termination of his employment for the shorter of two years or the time over which he receives severance pay.

In April 2008, Mr. Pudles was granted options to purchase 312,130 shares of common stock, 124,852 of which were to be performance based and 187,278 of which vest in three equal annual installments commencing on April 22, 2009. On a change of control, fifty percent (50%) of the unvested options of such options vest. On August 5, 2009, the Compensation Committee and the Board of Directors determined that the option grant as to the 124,852 options that were to be performance based would vest in five equal installments, commencing on April 22, 2009.

On August 5, 2009, in acknowledgement of his service to the Company, and to further provide incentive compensation, the Compensation Committee granted Mr. Pudles options to purchase 124,528 shares of common stock. Such options vest equally over a five year period beginning April 5, 2010 and have an exercise price of $5.72 per share.

The Company believes that the strong equity incentive program for Mr. Pudles is beneficial to the Company because it strongly aligns Mr. Pudles interests with the Company’s and its stockholders. The Company also believes that the salary paid to Mr. Pudles is market rate given his level of experience and his skill set.

Jonathan Pollack

Mr. Pollack became Executive Vice President in September, 2009. There is a written consulting agreement between API and JMP Fam Holdings Inc., (“Consultant”), through which Mr. Pollack provides services, which was amended December 16, 2010 to extend the term through September 3, 2011. The Consulting Agreement provides for an annual fee to be paid to Consultant of Cnd $250,000, and for a bonus, in the discretion of Board, of up to Cnd $100,000. Mr. Pollack was granted the full bonus of $100,000 for fiscal year 2010. The term of the Consulting Agreement is one year and is renewable upon the mutual agreement of the parties. Either party may terminate the Consulting Agreement upon four weeks prior notice. However, if the Consulting Agreement is terminated by the Company without cause, the Consultant is entitled to severance of one year of the base fee, plus the maximum amount of the bonus.

If there is a change in control of the Company and Consultant resigns or is terminated by the Company without cause within six months of the change in control, the Consultant will receive a termination payment equal to one year of the base fee, plus the maximum annual bonus, and all unvested options of the 137,500 options granted to Mr. Pollack on August 5, 2009 will vest. As of the Closing Date, all such options vested, and he became entitled to his termination payment.

Mr. Pollack is subject to a non-compete under the Consulting Agreement, which will survive termination of the engagement for the shorter of two years or the time over which severance pay is being paid.

Mr. Pollack resigned as Executive Vice President as of the Closing Date. In connection with the Merger, Mr. Pollack’s options were amended so that he may exercise them for a period of two years following his no longer being a director, consultant, or employee of the Company.

Claudio Mannarino

Mr. Mannarino does not have a written employment agreement with the Company. Effective February 1, 2010, the Compensation Committee increased his base salary to $200,000 from $150,000. Mr. Mannarino is also eligible for bonuses in the sole discretion of the Compensation Committee, which determined that he should receive a $50,000 bonus for fiscal 2010. On August 5, 2009, the Compensation Committee, as additional incentive compensation, granted Mr. Mannarino options to purchase 200,000 shares of common stock. Such options vest equally over a five year period beginning April 5, 2010 and have an exercise price of $5.72 per share.

Mr. Mannarino resigned as Chief Financial Officer as of the Closing Date. Mr. Mannarino is expected to continue with the Company as Senior Vice President of Finance, API Defense USA, Inc. In connection with the Merger, Mr. Mannarino’s options were amended so that he may exercise them for a period of two years following his no longer being a director, consultant, or employee of the Company. In addition, in connection with the Merger and on the Closing Date, all of his unvested options as of the Closing Date vested.

Martin Moskovits

Dr. Moskovits resigned April 2, 2010. In connection with Dr. Moskovits’ resignation, we entered into an agreement pursuant to which we agreed to pay Dr. Moskovits a lump sum severance payment of $100,000. We also agreed to a three month extension of the expiration date of 50,000 options to purchase shares of common stock held by Dr. Moskovits. Those options expired six months after the effective date of his resignation instead of three months, as provided in the original option agreements.

Dr. Moskovits is subject to a non-compete under his employment agreement, which survives the termination of his employment for the longer of one year or the time over which he receives severance pay.

Dr. Moskovits had a written employment agreement and commenced employment with the Company on May 1, 2007 with a base salary of $375,000 per year. His employment agreement also provided for an annual bonus and that a portion of the bonus would be based on the Company’s achievement of specified performance milestones. The performance targets for fiscal year 2009 were not established, however, the Compensation Committee determined that due to Dr. Moskovits’ performance, he was entitled to a $20,000 cash bonus.

Employment Agreements With Other Executive Officers

Mr. Phillip DeZwirek, our former Chairman and Chief Executive Officer prior to the Closing Date, historically has been compensated with option-like warrants. No new options were issued to Mr. Phillip DeZwirek in fiscal 2010 through the Closing Date. Mr. Phillip DeZwirek resigned as Chairman and Chief Executive Officer as of the Closing Date.

There are no existing arrangements for compensation for either of Mr. Kahn or Mr. Laurence. Mr. Fiske has entered into an at-will employment letter agreement effective as of the Closing Date to serve as Chief Executive Officer of SenDEC. Under the terms of the agreement, Mr. Fiske receives a base salary of $310,959. As of the Closing Date, he received fully vested options for 147,000 shares of Company common stock. He is also entitled to participate in the management bonus plan described below. Either party may terminate the agreement for any reason. If Mr. Fiske is terminated without cause or he terminates his employment for good reason, he will be entitled to his base salary through termination, and insurance and medical benefits for one year. If there is a change of control of SenDEC or the Company, and the Company’s obligations under the management bonus plan are not assumed by the acquiring corporation, then the amount of the bonus payable under the management bonus plan will accelerate, and the Company is obligated to pay Mr. Fiske the aggregate amount of the bonus he would have been entitled to from and after such change of control, calculating the amount as if 100% of the milestones occurring after the change of control had been achieved. Under the agreement, Mr. Fiske is subject to non-compete and non-solicitation obligations that last the longer of four years from the Closing Date or one year from the date his employment is terminated.

Incentive Plans

The Company’s 2006 Equity Incentive Plan (the “Plan”) was adopted by the Board and approved by our stockholders on October 19, 2007. The Plan was amended in connection with the Merger to increase the shares available under the Plan from 2,125,000 shares to 5,875,000 shares. The purpose of the Plan is to allow the Company to grant options to purchase shares of the Company’s common stock or to grant restricted stock or bonus stock awards. The Compensation Committee determines in its sole discretion, subject to the terms and conditions of the plan, the size of a particular award of an option based upon its subjective assessment of an individual’s performance, responsibility and functions and how this performance may have contributed, or is expected to contribute, to the Company’s performance. Although the Company has not granted restricted stock or stock bonuses, similar considerations would go into the award of restricted stock or stock bonuses.

In connection with the Merger, the Company also approved a management bonus plan (the “Bonus Plan”), under which certain SenDEC employees and executives, including Mr. Fiske, will be eligible for a management bonus of up to $11 million in the aggregate, potentially payable in three installments through July 31, 2013, based on achievement of certain financial milestones of SenDEC. The Bonus Plan is to be administered by the Company’s Board of Directors, or such other committee as it designates. The purpose of the Bonus Plan is to incentivize the participants in the Bonus Plan.

Outstanding Equity Awards at Fiscal Year-End 2010

The following table sets forth information regarding unexercised stock options for each named executive officer as of the end of fiscal year 2010.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Stephen Pudles	124,852 49,941	62,426(1) 74,911(2) 124,527(3)	5.52 5.52 5.72	4/22/2018 4/22/2018 8/04/2019

Martin Moskovits	8,333 35,000 15,000		6.04 6.04 6.04	3/14/2011 10/02/2010 10/02/2010

Claudio Mannarino	3,750	2,500(4) 50,000(5)	6.03 5.72	12/27/2016 8/04/2019

Jonathan Pollack	1,389	695(6) 137,500(7)	16.14 5.72	6/20/2017 8/04/2019

(1)	Options become exercisable on April 22, 2011. Fifty percent of the unvested options as of the Closing Date vested as of the Closing Date.
(2)	Options become exercisable in three equal installments commencing April 22, 2011. Fifty percent of the unvested options as of the Closing Date vested as of the Closing Date.

(3)	Options became exercisable on five equal installments commencing August 5, 2010.
(4)	Options become exercisable in two equal installments commencing December 27, 2010. All of the unvested options as of the Closing Date vested as of the Closing Date.
(5)	All of the unvested options as of the Closing Date vested as of the Closing Date.
(6)	Options became exercisable on June 21, 2010.
(7)	Options become exercisable in three equal installments commencing on August 5, 2010. All of the unvested options as of the Closing Date vested as of the Closing Date.

Director Compensation for Fiscal Year 2010

The following table provides information for the fiscal year ending May 31, 2010 of the cash and other compensation for directors who are not named executive officers and who served during the 2010 fiscal year.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1),(2) ($)	All Other Compensation ($)		Total ($)
Arthur Cape	10,000	14,300	—		24,300
Jason DeZwirek	—	—	97,188	(3)	97,188
Phillip DeZwirek	—	—	9,287	(4)	9,287
Bernard Kraft	18,750	—	—		18,750
Donald Wright	15,000	14,300	—		29,300

(1)	Represents the aggregate grant date fair value of stock awards calculated in accordance with FASB ASC Topic 718. See Note 17 to our consolidated financial statements for the year ended May 31, 2010 included in our Annual Report on Form 10-K for 2010 for the relevant assumptions used to determine the valuation of our option awards.
(2)	The directors had options to purchase the following shares of common stock outstanding at the end of fiscal 2010: Mr. Cape: 2,084 shares, 1,389 of which were vested; Mr. Phillip DeZwirek: 208,334, all of which were vested; Mr. Jason DeZwirek: 208,334, all of which were vested; and Mr. Wright: 2,084 shares, all of which were vested.
(3)	Includes $90,304 of consulting fees and $6,884 of life insurance premiums.
(4)	Includes life insurance premiums and car allowance.

Prior to the Closing Date, we paid each of our independent directors $10,000 a year, payable quarterly, to serve as directors of the Company. Additionally, the Chairman of the Audit Committee received an additional $15,000 and the Chairman of the Compensation Committee of the Company received an additional $5,000 per year. Such amounts were also payable quarterly. Because Mr. Kraft was audit committee chairman for a portion of fiscal 2010, he received a pro rata amount of the $15,000 Chairman fee. On August 5, 2009, the Company granted to Mr. Pollack, Mr. Cape and Mr. Wright options to purchase 137,500, 2,500, and 2,500, respectively, shares of the common stock of the Company for an exercise price of $5.72 per share. Mr. Pollack’s options vest over a three year period and Mr. Cape and Mr. Wright’s options vest over a five year period. In connection with the Merger, as of the Closing Date, each of Messrs. Cape, Wright, Goldberg and Kraft are entitled to receive $10,000, $15,000, $10,000, and $25,000, respectively.

The compensation for directors following the Closing Date has not yet been determined.

Risk Considerations in our Compensation Program

We generally structure the compensation of management to consist of both fixed and variable compensation. The fixed (or salary) portion of compensation is designed to provide a steady income so executives do not feel pressured to focus exclusively on short term gains, or annual stock price performance which may be to the detriment of long term appreciation and other business metrics. The variable (cash bonus and stock option awards) portion of compensation is designed to reward both individual performance and overall corporate performance. Currently, for individual performance, bonuses are qualitatively determined by the Compensation Committee. Stock options will reward the recipient only if improved overall corporate performance is reflected in the public stock price. We believe that the variable components of compensation are sufficient to motivate executives to produce superior short and long terms corporate results while the fixed element is also sufficient that executives are not encouraged to take unnecessary or excessive risks in doing so.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as follows and except with respect to the Merger Agreement and Parent, Mr. Kahn, and Mr. Lawrence’s beneficial ownership of common stock, no director, officer, nor any of the incoming directors or officers, nor any principal stockholder holding at least 5% of our common shares, or any family member thereof, had any material interest, direct or indirect, in any transaction, or proposed transaction, since the beginning of our last fiscal year ended May 31, 2009, in which the amount involved in the transaction exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years. None of the Company’s directors or officers nor any incoming director or officer is indebted to the Company. The new and incoming directors were not directors and did not hold any positions with the Company and have not been involved in any transactions with the Company, other than with respect to the Merger Agreement, or any of its directors, executive officers, affiliates or associates.

The Company is a party to an oral agreement with Icarus Investment Corp., an Ontario corporation, (“Icarus Ontario”), a shareholder of the Company that is controlled by Jason DeZwirek, Secretary and a director of the Company, and Phillip DeZwirek, the Chairman, Treasurer and a director of the Company. The agreement, which renews annually, provides that Icarus Ontario will provide office space, office equipment and supplies, telecommunications, personnel and management services to the Company for an annual fee of $170,000 (plus certain expenses). During the years ended May 31, 2010 and May 31, 2009, the Company paid Icarus Ontario $186,855 and $187,906, respectively, for such services. This agreement terminated as of the Closing Date.

The bank debt of the Company was guaranteed by Thomas W. Mills, the former President and a former director of the Company until January 2009. Mr. Mills resigned as President as of March 19, 2009 and ceased being a director on November 6, 2008.

Mr. Jason DeZwirek, a director and the Secretary of the Company, pursuant to an oral agreement, provides strategic planning services, including the identification and evaluation of financing options, capital structure, and potential acquisitions. The Company pays him approximately Cdn $8,000 per month. During the 2010 and 2009 fiscal years, the Company paid him $90,218 and $83,038, respectively, in consulting fees. This agreement is terminated as of the Closing Date.

On June 23, 2009, the Company issued $3,650,000 of secured convertible promissory notes (the “Notes”) to a group of investors. The investors included Jason DeZwirek, who purchased $700,000 of the Notes, Jonathan Pollack, who purchased $50,000 of the Notes, and Icarus Ontario, which purchased $700,000 of the Notes. The Notes are convertible into shares of our common stock at a price of $3.00 per share at any time. The Notes are due on June 23, 2012 and accrue interest at the rate of 12% per annum, payable quarterly. The Notes are secured by the personal property of the Company and its subsidiaries. The proceeds were used to purchase rights in and to certain loan documents related to Cryptek Technologies Inc., the assets of which the Company subsequently acquired.

On December 21, 2009, the Note and Security Agreement between the Company and the holders of the Notes was amended (the “First Amendment”). In consideration of the holders of the Notes entering into the First Amendment, the Company agreed to issue warrants (the “December Warrants”) to purchase approximately 62,500 shares of the common stock of the Company, pro rata among the Note holders, at an exercise price of $5.08 per share. The December Warrants expire June 23, 2012. Mr. Jason DeZwirek, Mr. Pollack and Icarus Ontario received 11,987, 856, and 11,987, respectively, of the December Warrants.

On January 20, 2010 and January 22, 2010, the Company conducted a private placement of $20,000,000 of Secured Promissory Notes (“Secured Notes”) and warrants to purchase 892,862 shares of common stock (“Warrants”) of the Company to various investors including Icarus Ontario ($2,500,000 Secured Note 111,608 Warrants), DAJJ Family Trust, an affiliate of Mr. Jason DeZwirek ($2,000,000 Secured Note, 89,286 Warrants), Maxchar Family Trust, an affiliate of Mr. Pollack ($250,000 Secured Note, 11,161 Warrants), Mr. Kraft ($150,000 Secured Note, 6,697 Warrants), Mr. Mannarino ($50,000 Secured Note, 4,465 Warrants), Mr. Pudles ($100,000 Secured Note, 4,465 Warrants), and Mr. Wright ($100,000 Secured Note, 2,233 Warrants). The Secured Notes are due three years from issuance. Interest accrues at an annual rate of 15% per annum and is payable in arrears each calendar quarter. The entire principal balance and all accrued and unpaid interest on the Secured Notes is payable upon maturity. The Company can elect to prepay all or a portion of the Secured Notes anytime. If the Company elects to prepay in the first year, it must pay the investor interest that would have accrued on such prepaid amount from and after the prepayment date to January 20, 2011. Otherwise, the Company must pay the investor an additional 2% of the prepaid amount. The Secured Notes are secured by the assets of the Company and its subsidiaries pursuant to security agreements, excluding real estate. The security interests of the Secured Notes are subordinate to (1) working capital loans and (2) securities interests granted in connection with any acquisition by the Company of other companies, lines of businesses or assets, or the financing thereof. The Warrants have an exercise price of $5.60 per share and expire five years from the date of issuance. The number of shares of common stock that can be purchased upon the exercise of the Warrants and the exercise price of the Warrants are subject to customary anti-dilution provisions.

The Board determined to pay Icarus Ontario $750,000 on change of control for termination of the oral contract, and Jason DeZwirek $250,000 on change of control in connection with the termination of his consulting agreement.

The Company entered into an at-will employment agreement effective as of the Closing Date with Mr. Fiske, described under “Employment Agreements With Other Executive Officers” above. He also was granted options for 147,000 shares of common stock and will be eligible to participate in the Bonus Plan.

CORPORATE GOVERNANCE

Board of Directors Committees

We have a standing Audit Committee and Compensation Committee.

Audit Committee

The Company has a separately designated Audit Committee, as defined in §3(a)(58)(A) of the Securities Exchange Act of 1934 (the “Exchange Act”). The Audit Committee operates pursuant to a written charter which can be found on our website www.apitechnologies.com on the Investor Relations, Corporate Governance section. The primary purpose of the Audit Committee of the Board of Directors is to assist the Board of Directors of the Company in fulfilling its responsibility to oversee the integrity of the financial statements of the Company and the Company’s compliance with legal and regulatory requirements, by overseeing and reviewing (i) the financial reports and other financial information, such as earnings press releases, provided by the Company to any governmental or regulatory body, the public or other users thereof, (ii) the Company’s system of internal accounting and financial controls, (iii) the engagement of the Company’s independent registered public accounting firm, and (iv) the annual independent audit of the Company’s financial statements.

The members of the Audit Committee during fiscal 2010 were Directors Arthur Cape, Donald Wright, Jonathan Pollack and, following Mr. Pollack’s resignation as a committee member on September 4, 2009, Bernard Kraft, who was appointed the Chairman of the Audit Committee as of such date. Each member of the Audit Committee was determined to be independent under the NYSE Amex listing standards, and Mr. Pollack was determined to be independent under such standards while serving on the committee. The Audit Committee held five meetings in fiscal year 2010.

Following the Change of Control Date, it is expected that Messrs. Keating, Krieg and Avril will serve on the Audit Committee, all of whom are independent under NASDAQ listing standards. Mr. Keating was appointed to the Audit Committee as of the Closing Date.

Compensation Committee

We have a standing Compensation Committee, which during fiscal 2010 and prior to the Closing Date was comprised of Directors Donald Wright, Chairman, Jonathan Pollack, and following Mr. Pollack’s resignation as a committee member on September 4, 2009, Bernard Kraft. Each member of the Compensation Committee was determined to be independent under the NYSE Amex listing standards, and Mr. Pollack was independent under such standards while serving on the Compensation Committee. The Compensation Committee operates under a written charter, which can be found on our website www.apitechnologies.com on the Investor Relations, Corporate Governance section.

The Compensation Committee held three meetings in fiscal year 2010 and also took action by unanimous written consent. The Compensation Committee determines and approves, or recommends to the Board, the compensation of the Company’s executive officers and such other employees as the Board may designate to the Compensation Committee for determination. To the extent the Company offers compensation for directors, the Compensation Committee also establishes all components of compensation for such directors. The Compensation Committee has also been charged with administering the Company’s 2006 Equity Incentive Plan.

Following the Change of Control Date, it is expected that Messrs. Keating, Krieg and Avril will serve on the Compensation Committee, all of whom are independent under NASDAQ listing standards. Mr. Keating was appointed to the Compensation Committee as of the Closing Date.

The goal of our executive compensation policy is to ensure that an appropriate relationship exists between executive pay and the creation of stockholder value, while at the same time attracting, motivating and retaining key employees. To achieve this goal, the Company’s named executive officers are offered compensation opportunities that are linked to the Company’s financial performance and to individual performance and contributions to the Company’s success.

To achieve this goal, the Compensation Committee focuses on the following considerations:

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An emphasis on rewarding our named executive officers with total compensation (including cash and stock options) at competitive market levels, based on each executive’s experience, skills and individual performance; and

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An appropriate mix of short-term (salary and cash bonuses) and long-term compensation (stock options), which facilitates retention of talented executives and balances short-term and long-term financial goals and behaviors within the Company.

The primary components of the Company’s executive compensation program for its named executive officers have been: (a) base salaries, (b) bonuses, and (c) long-term incentive opportunities in the form of stock options.

Nomination Process

The Company does not have a standing nominating committee. The Board of Directors does not believe that it is necessary to form a standing nominating committee given that we currently require director nominees to be selected, or be recommended for the Board of Directors’ selection, by a majority of the independent members of the Board of Directors. Each director participates in the selection of nominees that are recommended to the Board of Directors by the independent directors. The Board of Directors will continue to evaluate from time to time whether a more formal nomination process is appropriate as the Company grows.

In lieu of a nominating committee charter, the Board of Directors adopted a Director Nomination Policy on November 17, 2010.

We also have adopted a policy with respect to director candidates recommended by stockholders. The independent directors will consider director candidates recommended by stockholders for inclusion on the slate of directors recommended to the Board of Directors. Any stockholder may submit one candidate for consideration at each stockholder meeting at which directors are to be elected. Stockholders wishing to recommend a candidate must submit the recommendation no later than one hundred and twenty (120) days before the date our proxy statement is released to stockholders in connection with the previous year’s annual meeting of stockholders, provided, that if we did not hold any annual meeting in the previous year, or if the date of the next annual meeting has been changed by more than thirty (30) days from the date of the previous year’s meeting, then the deadline will be a date that is a reasonable time before we begin to print and mail our proxy materials, but in no event less than ninety (90) days prior to such mailing. Recommendations must be sent to the Company’s principal executive offices to the attention of the Secretary.

At the time the stockholder submits the recommendation for a director candidate, the stockholder must provide the following:

•	Certification from the candidate that he or she meets the requirements to be (a) independent under the NASDAQ standards, and (b) an independent director under the Exchange Act.

•	Consent of the candidate to serve on the Board, if nominated and elected.

•	Agreement of the candidate to complete, upon request, questionnaire(s) customary for directors of the Company.

•	All information relating to such candidate that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to the Exchange Act.

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As to the stockholder giving notice, (i) the name and address, as they appear on the Company’s stock ledger, of such stockholder, (ii) the class and number of shares of the Company which are beneficially owned by such stockholder, and (iii) if the stockholder intends, directly or indirectly, to solicit proxies in support of such stockholder’s nominee for election or reelection as a director, the stockholder’s notice shall set forth, as to the stockholder and any other participants in the solicitation of proxies, all information relating thereto that is required pursuant to Regulation 14A under the Exchange Act.

The independent directors will evaluate candidates recommended by stockholders on the same basis as candidates recommended by other sources, including evaluating the candidate against the standards and qualifications set out in our Director Nomination Policy as well as any other criteria approved by the Board of Directors from time to time. The independent directors will determine whether to interview any candidate.

Messrs. Kahn, Fiske, Keating, Krieg, and Avril, were originally identified to the Board in connection with the Merger negotiations. Their appointment to the Board was pursuant to the terms and conditions of the Merger Agreement.

As noted above, moving forward, the Board will consider qualified director nominees recommended by stockholders when such recommendations are submitted in accordance with our policies and applicable SEC requirements and any other applicable law, rule or regulation regarding director nominations. To date, no candidate for director nomination has ever been submitted to the Board by any stockholder.

Director Qualifications and Diversity

Our Board of Directors believes that the Board, as a whole, should have a diverse range of characteristics and skills to function at an optimal level in exercising its oversight over the Company. When evaluating a person for nomination for election to the Board of Directors, the qualifications and skills considered by the Board of Directors, including the independent Board members, include:

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Whether or not the person will qualify as a director who is “independent” under applicable laws and regulations, and whether the person is qualified under applicable laws and regulations to serve as a director of the Company.

•	Whether or not the person is willing to serve as a director, and willing to commit the time necessary for the performance of the duties of a director.

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The contribution that the person can make to the Board of Directors, with consideration being given to the person’s business experience, education, skills, conflicts of interest, the interplay of the candidate’s experience with that of other Board members, and such other factors as the Board of Directors may consider relevant.

•	The character and integrity of the person.

The Board applies a broad concept of diversity, which includes all of the criteria listed above together with other factors such as the nominee’s age and leadership abilities. Although we do not have a diversity policy, when the Board seeks new director candidates to add to the Board or to replace directors who have resigned or recommends the re-election of incumbent directors, the Board selects director nominees on the basis of all of these criteria with the goal of finding the best match for our Board.

With respect to skill set diversity, the Board seeks to have directors and nominees with not only experience and expertise related to secure communications and electronic components but also in a broad range of other areas.

Director Independence

Presently the Company is not required to comply with the director independence requirements of any securities exchange. The Company currently utilizes the definition of “independent” as it is set forth in the listing standards of NASDAQ, and prior to fiscal year 2011, used the definition of “independent” as set forth in the listing standards of NYSE Amex. In addition, the Board of Directors makes a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Prior to the Closing Date, Messrs. Wright, Goldberg, Cape and Kraft were independent directors under the listing standards of NASDAQ. As of the Closing Date, Messrs. Wright, Goldberg, and Keating are independent under such listing standards. It is anticipated that on the Change of Control Date, Messrs. Wright, Goldberg, Keating, Krieg, and Avril of the directors will be independent as defined in the listing standards of NASDAQ. Mr. Kahn and Mr. Fiske will not be deemed independent under such standards.

Board Leadership Structure and Role in Risk Oversight

Prior to the Closing Date, the positions of Chief Executive Officer and Chairman of the Board were held by Mr. Phillip DeZwirek. The Board determined this Board structure was appropriate given the Company’s size and structure. In particular, Stephen Pudles, our former Chief Executive Officer, and Chief Executive Officer of API Defense USA, Inc. was, prior to the Closing Date, responsible for all operating subsidiaries of the Company. From April 2008 until September 13, 2010, Mr. Phillip DeZwirek served as Chairman and Stephen Pudles served as Chief Executive Officer. Our Bylaws provide that any two or more offices may be held by the same person. Prior to the Closing Date, we did not have a lead independent director.

As of the Closing Date, Brian Kahn commenced serving as the Company’s Chairman and Chief Executive Officer. The directors will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.

Our management is responsible for identifying, assessing and managing the material risks facing the Company. The Board of Directors performs an important role in the review and oversight of these risks, and generally oversees the Company’s risk management practices and processes, with a strong emphasis on financial controls. The Board has delegated primary oversight of the management of (i) financial and accounting risks and related-party transaction risks to the Audit Committee and (ii) compensation risk to the Compensation Committee. To the extent that the Audit Committee or Compensation Committee identifies any material risks or related issues, the risks or issues are addressed with the full Board.

Through this risk oversight process, the Board will reserve the right to make changes to the Company’s leadership structure in the future if it deems such changes are appropriate and in the best interest of the Company’s stockholders.

Meetings of the Board

During the fiscal year ended May 31, 2010, the Board of Directors held six meetings. During such period, actions were also taken by unanimous written consent of the Board of Directors. The Company does not have a formal policy with regard to Board members attendance at the annual stockholders meeting. All of our then directors attended the 2010 annual shareholders meeting. During fiscal 2010, all directors attended at least 75% of the meetings of the Board of Directors and the Committees on which they served.

Stockholder Communications with Directors

Stockholders who wish to communicate with the Board of Directors may send correspondence to the attention of the Corporate Secretary, API Technologies Corp., c/o One North Wacker, Suite 4400, Chicago, Illinois, 60606. Shareholder communications must include confirmation that the sender is a stockholder of the Company. All such communications will be reviewed by the Company’s Secretary or Chief Financial Officer, as appropriate, in order to maintain a record of the communication, to assure director privacy and to determine whether the communication relates to matters that are appropriate for review by our Board of Directors or by any individual director. Communications will not be forwarded to Board of Directors members if they do not relate to the Company’s business, contain material that is not appropriate for review by the Board of Directors based upon the established practice and procedure of the Board of Directors, or contain other improper or immaterial information.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports with the SEC. These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

API TECHNOLOGIES CORP.
Dated: January 24, 2011

	By:	/s/ Brian Kahn
Brian Kahn Chairman and Chief Executive Officer